NESTOR, INC.

                               42 Oriental Street
                              Providence, RI 02908

                 Tel: (401) 274-5658    Fax: (401) 274-5707


                                                                 9 February 2006

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:  Perry Hindin, Esq.

         Re: Nestor, Inc.
         Rule 477 Application for Withdrawal
         Registration Statement on Form S-2 (File No. 333-126047)

Ladies and Gentlemen:

          Pursuant to Rules 477(a) and (b) promulgated under the Securities Act of 1933, Nestor, Inc. hereby requests that the Securities and Exchange Commission consent to the withdrawal, effective as of the date hereof, of the Company's Registration Statement on Form S-2 (File No. 333-126047).

          The Company requests withdrawal of said Registration Statement because it has redeemed the Convertible Note held by the selling stockholder named in the Registration Statement prior to any of the Note being converted to common stock and therefore, the selling stockholder does not intend to conduct the offering of shares of common stock contemplated in the Registration Statement. The Company confirms that no securities of the Company have been sold under the Registration Statement.

          If you have any questions or comments or require further information or documentation, please do not hesitate to call the undersigned at (401) 274-5658, extension 738.

                                                 Very truly yours,

                                                 NESTOR, INC.

                                                 By:  /s/  Benjamin M. Alexander
                                                 -------------------------------
                                                 Benjamin M. Alexander
                                                 Vice President, General Counsel
                                                 and Secretary